                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549


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Certificate of Accounting of Securities and Similar Investments in the Custody
of Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

--------------------------------------------------------------------------------
1. Investment Company Act File Number:          Date examination completed:
                                                9/28/99, 11/30/99,
811-5371                                        12/31/99
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2. State Identification Number:

AL                   AK                   AZ                   AR                   CA                   CO
CT                   DE                   DC                   FL                   GA                   HI
ID                   IL                   IN                   IA                   KS                   KY
LA                   ME                   MD                   MA                   MI                   MN
MS                   MO                   MT                   NE                   NV                   NH
NJ                   NM                   NY                   NC                   ND                   OH
OK                   OR                   PA                   RI                   SC                   SD
TN                   TX                   UT                   VT                   VA                   WA
WV                   WI                   WY                   PUERTO RICO
Other (specify):

3. Exact Name of Investment Company as Specified in Registration Statement:
   Russell Insurance Funds


4. Address of principal executive office (number, street, city, state, zip code):

          909 A Street, Tacoma, WA  98402

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
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             [Letterhead of PricewaterhouseCoopers inserted here]

                       Report of Independent Accountants


To the Board of Trustees of
Russell Insurance Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Russell Insurance Funds' (comprised of Multi-Style Equity, Aggressive Equity, Non-US, Core Bond, and Real Estate Securities (the "Funds")) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 28, 1999, November 30, 1999, and December 31, 1999. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 28, 1999 and November 30, 1999, and December 31, 1999, and with respect to agreement of security purchases and sales, for the period from December 31, 1998 (the date of our last examination), through December 31, 1999:

    . Confirmation of the number of shares of beneficial interest of an investment in an affiliated registered investment company owned by each Fund and held by a securities depository, which uses the book entry method of accounting for securities (i.e. Frank Russell Investment Management Company).

    . Reconciliation of all such shares of beneficial interest to the books and records of the Funds.

    . Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

             [Letterhead of PricewaterhouseCoopers inserted here]

To the Board of Trustees of
Russell Insurance Funds

In our opinion, management's assertion that the Funds enumerated above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 1999, November 30, 1999, and December 31, 1999 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/ PricewaterhouseCoopers LLP

Seattle, Washington
January 26, 2000

  [Letterhead of Frank Russell Investment Management Company inserted here ]

   Management Statement Regarding Compliance with Certain Provisions of the
                        Investment Company Act of 1940



We, as members of management of Russell Insurance Funds (comprised of Multi-Style Equity, Aggressive Equity, Non-US, Core Bond, and Real Estate Securities (the "Funds")), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 28, 1999, November 30, 1999, and December 31, 1999, and from December 31, 1998 through December 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 28, 1999, November 30, 1999, and December 31, 1999, and from December 31, 1998 through December 31, 1999 with respect to securities reflected in the investment account of the Funds.



Russell Insurance Funds



By:    /s/ Mark Swanson
       ------------------------------------------------
         Mark Swanson


      ------------------------------------------------
         Treasurer and Chief Accounting Officer

      March 9, 2000
      ------------------------------------------------
         Date

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